September 27, 2023

BY EDGAR

Mr. Benjamin Richie

Ms. Jane Park

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TLGY Acquisition Corporation

Preliminary Proxy on Schedule 14A

Filed September 13, 2023

File No. 001-41101

Dear Mr. Richie and Ms. Park:

We set forth below the response of TLGY Acquisition Corporation (“TLGY” or the “Company”) to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated September 25, 2023 (the “Comment Letter”) with respect to the Company’s Preliminary Proxy Statement on Schedule 14A, File No. 001-41101, filed with the Commission on September 13, 2023 (the “Preliminary Proxy”).

We have reproduced below in bold the Staff’s comment and have provided the Company’s response following the comment.

Cover Page

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. If so, please revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: The Company respectfully advises the Staff that a risk factor entitled “We may be deemed a “foreign person” under the regulations relating to the Committee on Foreign Investment in the United States (“CFIUS”), and our failure to obtain any required approvals within the requisite time period may require us to liquidate.” is included in the Preliminary Proxy on page 25, and includes the disclosure we believe is responsive to the Staff’s comment. The excerpted disclosure is included below for convenience.

We may be deemed a “foreign person” under the regulations relating to the Committee on Foreign Investment in the United States (“CFIUS”), and our failure to obtain any required approvals within the requisite time period may require us to liquidate.

CFIUS has authority to review direct or indirect investments by foreign persons in U.S. businesses. Under the CFIUS regulations, foreign investors may be required to make mandatory filings and pay filing fees related to such filings. Also, CFIUS has the authority to self-initiate national security reviews of foreign direct and indirect investments in U.S. businesses if the parties to that investment choose not to file voluntarily or at the request of CFIUS. If CFIUS determines an investment to be a threat to national security, CFIUS has the power to block or impose mitigation measures on the investment. Whether CFIUS has jurisdiction to review an acquisition or investment transaction depends on, among other factors, the nature and structure of the transaction, including the level of beneficial ownership interest and the nature of any information or governance rights involved. For example, investments that result in “control” of a U.S. business by a foreign person always are subject to CFIUS jurisdiction. Certain investments that do not result in control of a U.S. business by a foreign person but afford foreign investors certain information or governance rights in a U.S. business involved in activities relating to “critical technologies,” “critical infrastructure” or “sensitive personal data” also are within the jurisdiction of CFIUS. The Company may also be subject to review by other U.S. government entities.

Our Sponsor is a Cayman Islands limited liability company. Mr. Jin-Goon Kim, our Chairman and CEO, is a U.S. person and the sole manager of TLGY Holdings LLC, a Cayman Islands limited liability company, which is the manager of our Sponsor. TLGY Holdings LLC is held by a Cayman Islands limited liability company, which is held by a Hong Kong limited liability company whose ultimate beneficiary and controlling shareholder is a non-U.S. person. Additionally, non-voting preferred interests in the Sponsor have been issued to certain shareholders, some of whom are non-U.S. persons.

Given the significant discretion exercised by CFIUS to interpret its regulations, it is possible that CFIUS may view the Sponsor to be controlled by a foreign person and thus deemed to be a “foreign person” for CFIUS purposes, resulting in CFIUS having jurisdiction over certain investments of the Sponsor.

Should CFIUS reach such a conclusion, it is possible that a business combination with a U.S. business or foreign business with U.S. subsidiaries or operations that we may wish to pursue may be subject to CFIUS review or other regulatory review, depending on the Company’s ultimate share ownership following the business combination and other factors. Although we may pursue our initial business combination in any business, industry or geographic location, we are currently focused on opportunities that capitalize on the expertise and ability of our team to identify, acquire and operate businesses in industries where we believe our management team and our founder’s expertise will provide us with a competitive advantage, including biopharma or technology enabled business-to-consumer (B2C) industries globally. Therefore, targets with which the Company may pursue a business combination could include U.S. businesses or companies in developed countries that have subsidiaries or operations in the United States.

If a particular proposed business combination falls within CFIUS’s jurisdiction, we may determine that we are required to make a mandatory filing or that we will submit to CFIUS review on a voluntary basis, or we may determine to proceed with the transaction without submitting to CFIUS and risk CFIUS intervention, before or after closing the transaction. CFIUS may decide to modify or delay our proposed business combination, impose conditions with respect to such business combination, request the President of the United States to order us to divest all or a portion of the U.S. target business of our business combination that we acquired without first obtaining CFIUS approval, or prohibit the business combination entirely. Accordingly, the pool of potential targets with which the proposed business combination can occur may be limited. These risks may delay or prevent us from pursuing our initial business combination with certain target companies that we believe would otherwise be attractive to us and our shareholders.

The process of government review or a decision to delay or prohibit the transaction, whether by CFIUS or otherwise, could be lengthy, and we have limited time to complete our business combination. If we are unable to consummate our business combination within the applicable time period required under the Company’s amended and restated memorandum and articles of association, we will be required to wind up, redeem and liquidate. In such event, our shareholders will miss the opportunity to benefit from an investment in a target company and the appreciation in value of such investment through a business combination. In addition, our warrants would expire which would result in a loss to warrant holders.

****************************

We hope that the Company’s response above adequately addresses the Staff’s comment. If the Staff has any questions or requires any additional information, please do not hesitate to contact Adam J. Brenneman at Cleary Gottlieb Steen & Hamilton LLP at 212 225 2000.

Sincerely,

/s/ Jin-Goon Kim

Name: Jin-Goon Kim

Title:   Chairman and Chief Executive Officer

cc:	Adam Brenneman Cleary Gottlieb Steen & Hamilton LLP

4